[ } TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF

[ x ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

For the transition period from _____________ to _______________

2001	2000

Investments		$65,893,845	$73,980,817
Receivables-
Contributions-
	Employer	-	63,727
	Participant	-	377,788
Interest and Dividends		202	203,106
Other		-	28,561
	Total receivables	202	673,182
	Total assets	65,894,047	74,653,999
LIABILITIES:
Other payables		46,735	-
NET ASSETS AVAILABLE FOR BENEFITS		$65,847,312	$74,653,999

2001	2000

beginning of year	$74,653,999	$83,780,670

Additions to net assets attributed to-
Investment income-
Interest and dividend income	784,768	2,533,530
Realized gain on investments sold	227,227	38,919
Other, net	30,567	-
Contributions-
Employer contributions (Note 1)	300,090	444,451
Participant contributions (Note 1)	2,434,787	2,642,842
Total additions	3,777,439	5,659,742

Deductions from net assets attributed to-
Distributions to former and active participants	10,343,868	13,273,230
Unrealized depreciation in fair value of investments
held	2,229,012	1,451,400
Other, net	11,246	61,783
Total deductions	12,584,126	14,786,413
NET ASSETS AVAILABLE FOR BENEFITS, end of year	$65,847,312	$74,653,999

2001	2000
Stated Principal Value Investment Fund	$ 18,764,717	N/A
Fixed Income and Government Fund	N/A	16,503,050
Mutual funds-
Equity Fund	31,418,388	37,991,520
Aggressive Equity Fund	N/A	5,596,288
Balanced Fund	6,003,356	5,587,029

2001	2000

Common stock	$ (241,922)	$(1,094,376)
Mutual funds	(1,759,863)	(318,105)
Total depreciation of investments	$(2,001,785)	$ (1,412,481)

2001	2000

Net assets-
A.M. Castle Common Stock	$2,183,522	$3,019,926
Receivables(net of accruals)	2,909	12,118
	$2,186,431	$3,032,044
Changes in net assets-
Net depreciation	$ (241,922)	$(1,094,376)
Participant contributions	63,022	40,018
Employer contributions	11,243	6,867
Disposal of Keystone Ltd.	-	(110, 000)
Partnership Fund stock
Distributions to participants	(267,938)	(331,082)
Other payables	(1,115)
Transfers to other funds	(408,903)	1,146,791
	$ (845,613)	$ (341,782)

Schedule I

				(e) Current
(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	Value
	*A.M. CASTLE & CO.	AM Castle & Co. common stock	$3,413,593	$2,183,522
	PIMCO Advisors,	Equity Fund	29,959,655	31,418,388
	Montag-Caldwell
	Growth, and John
	Hancock Core Equity

	Chicago Trust	Stated Principal Value Investment	18,432,578	18,764,717
		Fund
	Montag & Caldwell	M&C Growth Fund	138,758	136,000
	PIMCO Advisors	Value Fund	109,223	101,763
	Europacific Growth	International Growth Fund	795,256	581,265
	Black Rock	Aggressive Equity Fund	5,284,640	2,836,403
	Vanguard/Wellesley	Balanced Fund	6,157,317	6,003,356
	Vanguard
	Institutional Index	Institutional Index Fund	2,030,856	1,691,742
	* LOAN FUND	Participant loans, 9.50% to 10.75%	2,176,688	2,176,689
		Total assets held for
		investment purposes	$68,498,564	$65,893,845

Date:	/S/
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Member

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Member